Exhibit 99.1

Pheton Holdings Ltd Announces Pricing of Initial Public Offering

BEIJING, China, Sept. 05, 2024 (GLOBE NEWSWIRE) -- Pheton Holdings Ltd (the “Company” or “Pheton”), a healthcare solution provider specializing in treatment planning systems for brachytherapy and other related products and services, today announced the pricing of its initial public offering (the “Offering”) of 2,250,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share, for total gross proceeds of $9 million, before deducting underwriting discounts and other related expenses. In addition, Pheton has granted the underwriters a 45-day option to purchase up to an additional 337,500 Class A ordinary shares at the public offering price, less underwriting discounts. The shares are expected to begin trading on the Nasdaq Capital Market on September 5, 2024, under the ticker symbol “PTHL.” The offering is expected to close on September 6, 2024, subject to satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. CATHAY SECURITIES, INC. is acting as the representative of the underwriters to the Offering, and Dominari Securities LLC is a co-underwriter. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and The Crone Law Group P.C. is acting as U.S. counsel to the underwriters.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-274944) and was declared effective by the SEC on September 4, 2024. The Offering is being made only by means of a prospectus and a free writing prospectus. Before you invest, you should read the prospectus, the free writing prospectus, and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. Copies of the final prospectus relating to the Offering, when available, may be obtained from CATHAY SECURITIES, INC. by email at mark.zagotti@cathaysecurities.com, by standard mail to CATHAY SECURITIES, INC., 40 Wall Street, Suite 3600, New York, NY10005, or by telephone at +1 (631) 897-2208. In addition, copies of the prospectus and the free writing prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Pheton Holdings Ltd

Founded in 1998, Pheton Holdings Ltd, through its wholly owned operating subsidiary, Beijing Feitian Zhaoye Technology Co., Ltd., focuses on healthcare solutions for brachytherapy, a targeted radiation therapy used in cancer treatment. Its lead product, Beijing Feitian’s Treatment Planning System, helps ensure safe and effective brachytherapy using radioactive sources inside the patient to kill cancer cells and shrink tumors. Pheton is committed to leveraging its products and services to establish a potential new standard of care across multiple malignant tumor applications. For more information, please visit: http://www.ftzy.com.cn/ir.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, statements regarding the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Pheton Holdings Ltd

Investor Relations

Email: ir@ftzy.com.cn

Jackson Lin

Lambert Global

Tel: +1 (646) 717-4593

Email: jlin@lambert.com

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